Exhibit 21.1

Subsidiaries of Moving Bytes Inc.

Name	Jurisdiction of Incorporation	Percentage Ownership

China International Enterprises Corp. (“CIEC”)	U.S.A.	100%
Heng Xing Technology Group Development Limited (“XHT”)	British Virgin Islands	100%
Shenzhen Hengtaifeng Technology Co., Ltd. (“HTF” or the “Operating Company”)	China	100%